UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of July 2020

Commission File No.: 333-159793-01

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TELESAT CANADA
(Name of Registrant)

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160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes ☐    No ☒

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	Telesat Canada Quarterly Report For the Three and Six Month Periods Ended June 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA
Date: July 30, 2020	By:	/s/ CHRISTOPHER S. DIFRANCESCO
Name: Christopher S. DiFrancesco
Title: Vice President, General Counsel and Secretary